Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited)

1	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

As at	September 30,	December 31,
(in millions of Canadian dollars)	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$225	$249
Accounts receivable and other current assets (Note 5)	1,436	1,369
Prepaid expenses	159	102
Inventories	530	422
Regulatory assets (Note 6)	568	470
Total current assets	2,918	2,612
Other assets	765	670
Regulatory assets (Note 6)	3,156	3,118
Property, plant and equipment, net	37,240	35,998
Intangible assets, net	1,303	1,291
Goodwill	11,755	11,792
Total assets	$57,137	$55,481

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$244	$132
Accounts payable and other current liabilities	2,463	2,321
Regulatory liabilities (Note 6)	471	441
Current installments of long-term debt (Note 7)	630	1,254
Total current liabilities	3,808	4,148
Other liabilities	1,519	1,599
Regulatory liabilities (Note 6)	2,752	2,662
Deferred income taxes	3,572	3,344
Long-term debt (Note 7)	24,382	23,113
Finance leases	338	331
Total liabilities	36,371	35,197
Commitments and contingencies (Note 14)
Equity
Common shares (1)	14,135	13,819
Preference shares (Note 8)	1,623	1,623
Additional paid-in capital	9	11
Accumulated other comprehensive (loss) income	(2)	34
Retained earnings	3,385	3,210
Shareholders' equity	19,150	18,697
Non-controlling interests	1,616	1,587
Total equity	20,766	20,284
Total liabilities and equity	$57,137	$55,481
(1)    No par value. Unlimited authorized shares. 472.9 million and 466.8 million issued and outstanding as at September 30, 2021 and December 31, 2020, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

For the periods ended September 30	Quarter		Year-to-Date
(in millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020

Revenue	$2,196	$2,121	$6,865	$6,589

Expenses
Energy supply costs	624	572	2,066	1,836
Operating expenses	594	589	1,855	1,814
Depreciation and amortization	380	358	1,121	1,081
Total expenses	1,598	1,519	5,042	4,731
Operating income	598	602	1,823	1,858
Other income, net (Note 10)	37	57	129	113
Finance charges	244	265	751	784
Earnings before income tax expense	391	394	1,201	1,187
Income tax expense	49	58	167	174
Net earnings	$342	$336	$1,034	$1,013

Net earnings attributable to:
Non-controlling interests	$31	$29	$83	$87
Preference equity shareholders	16	15	48	48
Common equity shareholders	295	292	903	878
	$342	$336	$1,034	$1,013

Earnings per common share (Note 11)
Basic	$0.63	$0.63	$1.92	$1.89
Diluted	$0.62	$0.63	$1.92	$1.89

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

For the periods ended September 30	Quarter		Year-to-Date
(in millions of Canadian dollars)	2021	2020	2021	2020

Net earnings	$342	$336	$1,034	$1,013

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses) (1)	337	(288)	(40)	369
Other (2)	(7)	2	(3)	(20)
	330	(286)	(43)	349
Comprehensive income	$672	$50	$991	$1,362

Comprehensive income attributable to:
Non-controlling interests	$64	$(1)	$76	$123
Preference equity shareholders	16	15	48	48
Common equity shareholders	592	36	867	1,191
	$672	$50	$991	$1,362
(1)Net of hedging activities and income tax recovery (expense) of $3 million and $(1) million for the three and nine months ended September 30, 2021, respectively (three and nine months ended September 30, 2020 - income tax recovery of $nil and $6 million, respectively)
(2)Net of income tax recovery of $2 million and $1 million for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - income tax recovery of $nil and $9 million, respectively)
See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.

For the periods ended September 30	Quarter		Year-to-Date
(in millions of Canadian dollars)	2021	2020	2021	2020

Operating activities
Net earnings	$342	$336	$1,034	$1,013
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	332	322	978	972
Amortization - intangible assets	34	32	102	98
Amortization - other	14	4	41	11
Deferred income tax expense	44	37	109	156
Equity component, allowance for funds used during construction (Note 10)	(18)	(20)	(57)	(55)
Other	26	59	93	129
Change in long-term regulatory assets and liabilities	15	66	15	8
Change in working capital (Note 12)	(78)	(150)	(125)	(331)
Cash from operating activities	711	686	2,190	2,001
Investing activities
Additions to property, plant and equipment	(777)	(817)	(2,292)	(2,653)
Additions to intangible assets	(41)	(44)	(120)	(145)
Contributions in aid of construction	21	17	55	50
Other	(48)	(56)	(146)	(149)
Cash used in investing activities	(845)	(900)	(2,503)	(2,897)
Financing activities
Proceeds from long-term debt, net of issuance costs	92	990	1,218	3,034
Repayments of long-term debt and finance leases	(440)	(301)	(562)	(903)
Borrowings under committed credit facilities	1,209	930	3,477	3,937
Repayments under committed credit facilities	(881)	(1,079)	(3,453)	(3,833)
Net change in short-term borrowings	(32)	2	112	(524)
Issue of common shares, net of costs and dividends reinvested	8	6	52	50
Dividends
Common shares, net of dividends reinvested	(152)	(212)	(449)	(636)
Preference shares	(16)	(15)	(48)	(48)
Subsidiary dividends paid to non-controlling interests	(18)	(13)	(46)	(47)
Other	(19)	24	(24)	(11)
Cash (used in) from financing activities	(249)	332	277	1,019
Effect of exchange rate changes on cash and cash equivalents	9	(4)	12	1
Change in cash and cash equivalents	(374)	114	(24)	124
Cash and cash equivalents, beginning of period	599	380	249	370
Cash and cash equivalents, end of period	$225	$494	$225	$494

Supplementary Cash Flow Information (Note 12)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the three months ended September 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares (Note 8)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at June 30, 2021	471.2	$14,040	$1,623	$8	$(299)	$3,581	$1,569	$20,522
Net earnings	—	—	—	—	—	311	31	342
Other comprehensive income	—	—	—	—	297	—	33	330
Common shares issued	1.7	95	—	—	—	—	—	95
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(18)	(18)
Dividends declared on common shares ($1.04 per share)	—	—	—	—	—	(491)	—	(491)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	1	—	—	1	2
As at September 30, 2021	472.9	$14,135	$1,623	$9	$(2)	$3,385	$1,616	$20,766

As at June 30, 2020	464.6	$13,708	$1,623	$10	$905	$3,279	$1,658	$21,183
Net earnings	—	—	—	—	—	307	29	336
Other comprehensive loss	—	—	—	—	(256)	—	(30)	(286)
Common shares issued	0.3	17	—	—	—	—	—	17
Advances to non-controlling interests	—	—	—	—	—	—	(12)	(12)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(13)	(13)
Dividends declared on common shares ($0.9825 per share)	—	—	—	—	—	(457)	—	(457)
Dividends on preference shares	—	—	—	—	—	(15)	—	(15)
Other	—	—	—	1	—	—	(2)	(1)
As at September 30, 2020	464.9	$13,725	$1,623	$11	$649	$3,114	$1,630	$20,752

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the nine months ended September 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares (Note 8)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2020	466.8	$13,819	$1,623	$11	$34	$3,210	$1,587	$20,284
Net earnings	—	—	—	—	—	951	83	1,034
Other comprehensive loss	—	—	—	—	(36)	—	(7)	(43)
Common shares issued	6.1	316	—	(2)	—	—	—	314
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(46)	(46)
Dividends declared on common shares ($1.545 per share)	—	—	—	—	—	(728)	—	(728)
Dividends on preference shares	—	—	—	—	—	(48)	—	(48)
Other	—	—	—	—	—	—	(1)	(1)
As at September 30, 2021	472.9	$14,135	$1,623	$9	$(2)	$3,385	$1,616	$20,766

As at December 31, 2019	463.3	$13,645	$1,623	$11	$336	$2,916	$1,582	$20,113
Net earnings	—	—	—	—	—	926	87	1,013
Other comprehensive income	—	—	—	—	313	—	36	349
Common shares issued	1.6	80	—	(2)	—	—	—	78
Advances to non-controlling interests	—	—	—	—	—	—	(29)	(29)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(47)	(47)
Dividends declared on common shares ($1.46 per share)	—	—	—	—	—	(680)	—	(680)
Dividends on preference shares	—	—	—	—	—	(48)	—	(48)
Other	—	—	—	2	—	—	1	3
As at September 30, 2020	464.9	$13,725	$1,623	$11	$649	$3,114	$1,630	$20,752

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc,. which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated

Energy Infrastructure: Long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and non-regulated holding company expenses.

2. REGULATORY DEVELOPMENTS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2020 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2021 follows.

ITC
Transmission Incentives: In April 2021, the Federal Energy Regulatory Commission ("FERC") issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released in March 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") return on common equity ("ROE") incentive adder for existing RTO members that have been members longer than three years, like ITC. In June 2021, ITC filed its comments on the supplemental NOPR supporting the continuation of the ROE incentive adder for RTO members. The timeline for FERC to issue a final rule in this proceeding as well as the likely outcome and potential impacts to Fortis cannot be determined at this time.

6	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2021 and 2020
2. REGULATORY DEVELOPMENTS (cont'd)

UNS Energy
FERC Rate Case: In 2019, FERC issued an order accepting formula transmission rates proposed by TEP, including an ROE of 10.4% using a 54% equity component of capital structure, subject to refund following hearing and settlement procedures. A settlement in principle was reached in August 2021, and the procedural schedule was suspended to allow the settlement to be finalized. Until conclusion of the proceeding, formula transmission rates charged under the 2019 FERC order remain subject to refund, and as at September 30, 2021, $30 million had been recorded as a regulatory liability (December 31, 2020 - $19 million). The timeline and outcome of this proceeding remains unknown.

Central Hudson
General Rate Application: In August 2020, Central Hudson filed a rate application with the New York State Public Service Commission ("PSC") requesting an increase in electric and natural gas delivery revenue effective July 1, 2021. In August 2021, Central Hudson, along with multiple stakeholders and intervenors, filed a joint proposal with the PSC. The joint proposal provides for a three-year rate plan with retroactive application to July 1, 2021, an ROE of 9.0%, and a common equity component of capital structure of 50% declining by 1% annually to 48% in the third rate year. The proposal also reflects the use of existing regulatory balances and other measures to reduce customer bill impacts, as well as initiatives to support New York State's climate goals. An order from the PSC is expected in the fourth quarter of 2021.

COVID-19 Proceeding: The generic proceeding initiated by the PSC in June 2020 to identify and address the financial effects of the novel coronavirus ("COVID-19") pandemic and any associated cost recovery remains ongoing; however, the recovery of certain COVID-related costs is contemplated in the joint proposal, discussed above.

FortisBC Energy and FortisBC Electric
Generic Cost of Capital ("GCOC") Proceeding: In January 2021, the British Columbia Utilities Commission announced the initiation of a GCOC proceeding including a review of the common equity component of capital structure and the allowed ROE. The proceeding is expected to continue into 2022 and the effective date of any change in the cost of capital remains unknown at this time.

FortisAlberta
GCOC Proceeding: In March 2021, the Alberta Utilities Commission ("AUC") concluded the 2022 GCOC proceeding and extended the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2022. The Office of the Utilities Consumer Advocate ("UCA") filed an application with the AUC to review its 2022 GCOC decision, which was dismissed in August 2021. The Office of the UCA also filed an application seeking permission to appeal the decision to the Alberta Court of Appeal. The appeal was heard in September 2021 and in October 2021 the Alberta Court of Appeal dismissed the application.

2023 Generic Cost of Service ("COS") Application: The final year of FortisAlberta's second PBR term is 2022. In June 2021, the AUC issued a decision confirming the approach to be adopted by Alberta distribution utilities for the COS rebasing year in 2023. FortisAlberta is required to file its 2023 COS application in the fourth quarter of 2021.

Third Performance-Based Rate-Setting ("PBR") Term: In July 2021, the AUC issued a decision confirming that Alberta distribution utilities will be subject to a third PBR term commencing in 2024 with going-in rates based on the 2023 COS rebasing. The AUC also initiated a new proceeding to consider the design of the third PBR term. FortisAlberta will submit comments with respect to the design of the third PBR term in 2022 and a decision from the AUC is expected in 2023.

Independent System Operator Tariff Proceeding: In April 2021, the AUC issued a decision confirming that distribution facility owners, such as FortisAlberta, will no longer be permitted to earn a return on contributions made to the Alberta Electric System Operator on a prospective basis from the date of the decision. Contributions made prior to that date are not impacted. FortisAlberta, and other utilities in Alberta, have filed applications to appeal this decision to the Alberta Court of Appeal. The decision is not expected to have a material financial impact on the Corporation.

7	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2021 and 2020
3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2020 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2020 Annual Financial Statements.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2021 and 2020.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $6 million and $21 million for the three and nine months ended September 30, 2021, respectively (three and nine months ended September 30, 2020 - $5 million and $17 million, respectively) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at September 30, 2021, accounts receivable included approximately $34 million due from Belize Electricity (December 31, 2020 - $28 million).

Fortis periodically provides short-term financing, the impacts of which are eliminated on consolidation, to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. There were no inter-segment loans outstanding as at September 30, 2021 and December 31, 2020. Interest charged on inter-segment loans was not material for the three and nine months ended September 30, 2021 and 2020.

8	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2021 and 2020

4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
Quarter ended September 30, 2021		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	429	716	225	220	168	107	331	2,196	—	—	—	2,196
Energy supply costs	—	289	63	62	—	33	177	624	—	—	—	624
Operating expenses	115	157	127	80	35	26	49	589	6	(1)	—	594
Depreciation and amortization	74	88	22	70	58	17	45	374	5	1	—	380
Operating income	240	182	13	8	75	31	60	609	(11)	—	—	598
Other income, net	11	6	9	3	—	1	3	33	—	4	—	37
Finance charges	65	32	11	36	27	18	18	207	—	37	—	244
Income tax expense	44	25	2	(7)	1	2	5	72	—	(23)	—	49
Net earnings	142	131	9	(18)	47	12	40	363	(11)	(10)	—	342
Non-controlling interests	25	—	—	1	—	—	5	31	—	—	—	31
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	117	131	9	(19)	47	12	35	332	(11)	(26)	—	295
Goodwill	7,782	1,752	572	913	228	235	246	11,728	27	—	—	11,755
Total assets	20,865	11,318	4,125	7,893	5,201	2,506	4,291	56,199	772	217	(51)	57,137
Additions to property, plant and equipment and intangible assets	230	177	76	125	87	34	80	809	9	—	—	818

Quarter ended September 30, 2020
($ millions)
Revenue	415	716	225	194	155	102	311	2,118	3	—	—	2,121
Energy supply costs	—	279	55	47	—	28	162	571	1	—	—	572
Operating expenses	105	156	120	79	36	29	46	571	6	12	—	589
Depreciation and amortization	73	83	22	59	56	15	45	353	4	1	—	358
Operating income	237	198	28	9	63	30	58	623	(8)	(13)	—	602
Other income, net	11	11	7	2	(1)	2	5	37	5	15	—	57
Finance charges	83	33	12	36	26	18	19	227	—	38	—	265
Income tax expense	41	32	4	(4)	1	3	5	82	(3)	(21)	—	58
Net earnings	124	144	19	(21)	35	11	39	351	—	(15)	—	336
Non-controlling interests	23	—	—	—	—	—	6	29	—	—	—	29
Preference share dividends	—	—	—	—	—	—	—	—	—	15	—	15
Net earnings attributable to common equity shareholders	101	144	19	(21)	35	11	33	322	—	(30)	—	292
Goodwill	8,174	1,840	601	913	228	235	255	12,246	27	—	—	12,273
Total assets	20,996	11,365	4,013	7,480	5,000	2,410	4,268	55,532	742	185	(49)	56,410
Additions to property, plant and equipment and intangible assets	287	181	90	94	103	30	67	852	9	—	—	861

9	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020 (Unaudited)

4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
Year-to-date September 30, 2021		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	1,273	1,794	717	1,123	488	335	1,097	6,827	38	—	—	6,865
Energy supply costs	—	693	203	424	—	94	650	2,064	2	—	—	2,066
Operating expenses	347	487	374	252	113	89	146	1,808	24	23	—	1,855
Depreciation and amortization	216	254	67	211	173	49	135	1,105	13	3	—	1,121
Operating income	710	360	73	236	202	103	166	1,850	(1)	(26)	—	1,823
Other income, net	32	33	26	8	1	4	4	108	1	20	—	129
Finance charges	222	91	34	109	80	54	54	644	—	107	—	751
Income tax expense	126	43	11	27	5	8	16	236	2	(71)	—	167
Net earnings	394	259	54	108	118	45	100	1,078	(2)	(42)	—	1,034
Non-controlling interests	71	—	—	1	—	—	11	83	—	—	—	83
Preference share dividends	—	—	—	—	—	—	—	—	—	48	—	48
Net earnings attributable to common equity shareholders	323	259	54	107	118	45	89	995	(2)	(90)	—	903
Goodwill	7,782	1,752	572	913	228	235	246	11,728	27	—	—	11,755
Total assets	20,865	11,318	4,125	7,893	5,201	2,506	4,291	56,199	772	217	(51)	57,137
Additions to property, plant and equipment and intangible assets	776	514	209	317	273	92	218	2,399	13	—	—	2,412

Year-to-date September 30, 2020
($ millions)
Revenue	1,325	1,735	711	909	457	307	1,104	6,548	41	—	—	6,589
Energy supply costs	—	630	184	273	—	82	665	1,834	2	—	—	1,836
Operating expenses	336	471	379	237	108	82	146	1,759	21	34	—	1,814
Depreciation and amortization	221	249	68	178	167	45	138	1,066	12	3	—	1,081
Operating income	768	385	80	221	182	98	155	1,889	6	(37)	—	1,858
Other income, net	28	24	24	5	—	4	10	95	5	13	—	113
Finance charges	242	95	36	107	77	54	59	670	—	114	—	784
Income tax expense	139	57	12	17	5	5	15	250	(1)	(75)	—	174
Net earnings	415	257	56	102	100	43	91	1,064	12	(63)	—	1,013
Non-controlling interests	75	—	—	1	—	—	11	87	—	—	—	87
Preference share dividends	—	—	—	—	—	—	—	—	—	48	—	48
Net earnings attributable to common equity shareholders	340	257	56	101	100	43	80	977	12	(111)	—	878
Goodwill	8,174	1,840	601	913	228	235	255	12,246	27	—	—	12,273
Total assets	20,996	11,365	4,013	7,480	5,000	2,410	4,268	55,532	742	185	(49)	56,410
Additions to property, plant and equipment and intangible assets	768	866	254	310	307	88	189	2,782	16	—	—	2,798

10	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is netted against accounts receivable and other current assets, changed as follows.

Periods ended September 30	Quarter		Year-to-Date
($ millions)	2021	2020	2021	2020
Beginning of period	(62)	(53)	(64)	(35)
Credit loss expense	(1)	(7)	(9)	(21)
Credit loss deferral	—	(1)	—	(9)
Write-offs, net of recoveries	5	2	13	8
Foreign exchange	(2)	—	—	(2)
End of period	(60)	(59)	(60)	(59)

See Note 13 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2020 Annual Financial Statements. A summary follows.

	As at
	September 30,	December 31,
($ millions)	2021	2020
Regulatory assets
Deferred income taxes	1,775	1,697
Employee future benefits	549	588
Deferred energy management costs	363	334
Rate stabilization and related accounts	298	213
Deferred lease costs	134	122
Manufactured gas plant site remediation deferral	99	107
Derivatives	49	73
Generation early retirement costs	49	55
Other regulatory assets	408	399
Total regulatory assets	3,724	3,588
Less: Current portion	(568)	(470)
Long-term regulatory assets	3,156	3,118

Regulatory liabilities
Deferred income taxes	1,325	1,361
Asset removal cost provision	1,217	1,206
Derivatives	135	17
Rate stabilization and related accounts	117	104
Renewable energy surcharge	105	100
Energy efficiency liability	89	83
Employee future benefits	15	43
Other regulatory liabilities	220	189
Total regulatory liabilities	3,223	3,103
Less: Current portion	(471)	(441)
Long-term regulatory liabilities	2,752	2,662

11	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020 (Unaudited)

7. LONG-TERM DEBT	As at
	September 30,	December 31,
($ millions)	2021	2020
Long-term debt	24,163	23,534
Credit facility borrowings	1,000	980
Total long-term debt	25,163	24,514
Less: Deferred financing costs and debt discounts	(151)	(147)
Less: Current installments of long-term debt	(630)	(1,254)
	24,382	23,113

Long-Term Debt Issuances		Interest
Year-to-Date September 30, 2021	Month	Rate				Use of
($ millions, except as noted)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Series A secured senior notes (1)	August	2.90	2051	US	75	(2)
UNS Energy
Unsecured senior notes	May	3.25	2051	US	325	(3) (4)
Central Hudson
Unsecured senior notes	March	3.29	2051	US	75	(3) (4)
FortisBC Energy
Unsecured debentures	April	2.42	2031	150		(5)
Fortis
Unsecured senior notes	May	2.18	2028	500		(3) (4) (5)
(1)    US$75 million Series B secured senior notes were priced at 3.05% with issuance expected in May 2022
(2)    Fund or refinance a portfolio of eligible green projects
(3)    General corporate purposes
(4)    Repay maturing long-term debt
(5)    Repay credit facility borrowings

In October 2021, Central Hudson issued 30-year US$55 million unsecured senior notes at 3.22%. The net proceeds are expected to be used to repay credit facility borrowings and for general corporate purposes.

			As at
Credit facilities	Regulated	Corporate	September 30,	December 31,
($ millions)	Utilities	and Other	2021	2020
Total credit facilities	3,631	1,380	5,011	5,581
Credit facilities utilized:
Short-term borrowings (1)	(244)	—	(244)	(132)
Long-term debt (including current portion) (2)	(885)	(115)	(1,000)	(980)
Letters of credit outstanding	(70)	(70)	(140)	(130)
Credit facilities unutilized	2,432	1,195	3,627	4,339
(1)    The weighted average interest rate was 0.3% (December 31, 2020 - 0.8%).
(2)    The weighted average interest rate was 1.0% (December 31, 2020 - 0.9%). The current portion was $496 million (December 31, 2020 - $651 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than 20% of the total facilities. Approximately $4.8 billion of the total credit facilities are committed with maturities ranging from 2022 through 2026.

See Note 14 in the 2020 Annual Financial Statements for a description of the credit facilities as at December 31, 2020.

In April 2021, the Corporation's unsecured $500 million revolving one-year term committed credit facility expired and was not renewed, and in June 2021, the Corporation extended its unsecured $1.3 billion revolving term committed credit facility to July 2026.

12	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
8. PREFERENCE SHARES

On June 1, 2020, 267,341 First Preference Shares, Series H were converted on a one-for-one basis into First Preference Shares, Series I and 907,577 First Preference Shares, Series I were converted on a one-for-one basis into First Preference Shares, Series H.

Also on June 1, 2020, the annual fixed dividend per share for the First Preference Shares, Series H was reset from $0.6250 to $0.45875 for the five-year period up to but excluding June 1, 2025.

9. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2021	2020	2021	2020
Quarter ended September 30
Service costs	27	24	8	8
Interest costs	24	29	5	6
Expected return on plan assets	(45)	(44)	(5)	(4)
Amortization of actuarial losses (gains)	9	8	(1)	(1)
Amortization of past service credits/plan amendments	—	—	(1)	(1)
Regulatory adjustments	(1)	3	1	1
Net benefit cost	14	20	7	9

Year-to-date September 30
Service costs	82	74	26	24
Interest costs	73	86	14	17
Expected return on plan assets	(133)	(132)	(14)	(14)
Amortization of actuarial losses (gains)	27	25	(2)	(4)
Amortization of past service credits/plan amendments	(1)	(1)	(1)	(2)
Regulatory adjustments	(2)	1	2	3
Net benefit cost	46	53	25	24

Defined contribution pension plan expense for the three and nine months ended September 30, 2021 was $11 million and $34 million (three and nine months ended September 30, 2020 - $12 million and $34 million, respectively).

10. OTHER INCOME, NET

Periods ended September 30	Quarter		Year-to-Date
($ millions)	2021	2020	2021	2020
Equity component, allowance for funds used during construction	18	20	57	55
Non-service benefit cost	14	3	37	21
Derivative gains	3	12	16	12
Equity income	3	11	9	17
Other	(1)	11	10	8
	37	57	129	113

13	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
11. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2021			2020
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended September 30
Basic EPS	295	472.0	0.63	292	464.9	0.63
Potential dilutive effect of stock options	—	0.5		—	0.6
Diluted EPS	295	472.5	0.62	292	465.5	0.63

Year-to-date September 30
Basic EPS	903	470.0	1.92	878	464.4	1.89
Potential dilutive effect of stock options	—	0.5		—	0.6
Diluted EPS	903	470.5	1.92	878	465.0	1.89

12. SUPPLEMENTARY CASH FLOW INFORMATION

Periods ended September 30	Quarter		Year-to-Date
($ millions)	2021	2020	2021	2020
Change in working capital
Accounts receivable and other current assets	31	18	73	125
Prepaid expenses	(80)	(64)	(57)	(39)
Inventories	(108)	(55)	(108)	(56)
Regulatory assets - current portion	26	(43)	(43)	(15)
Accounts payable and other current liabilities	65	4	54	(190)
Regulatory liabilities - current portion	(12)	(10)	(44)	(156)
	(78)	(150)	(125)	(331)

Non-cash investing and financing activities
Accrued capital expenditures	361	387	361	387
Common share dividends reinvested	86	10	262	28
Contributions in aid of construction	—	10	—	10

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Cash flow associated with the settlement of all derivatives is included in operating activities on the condensed consolidated interim statements of cash flows.

14	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
(cont'd)

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at September 30, 2021, unrealized losses of $49 million (December 31, 2020 - $73 million) were recognized as regulatory assets and unrealized gains of $135 million (December 31, 2020 - $17 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three and nine months ended September 30, 2021, unrealized losses of $1 million and $14 million, respectively, were recognized in revenue (three and nine months ended September 30, 2020 - unrealized losses of $15 million and $11 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $112 million and terms of one to three years expiring at varying dates through January 2024. Fair value is measured using an income valuation approach based on forward pricing curves. During the three and nine months ended September 30, 2021, unrealized gains of $3 million and $6 million, respectively were recognized in other income, net (three and nine months ended September 30, 2020 - unrealized gains of $6 million and unrealized losses of $3 million, respectively).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through November 2022 and have a combined notional amount of $163 million. Fair value was measured using independent third-party information. During the three and nine months ended September 30, 2021, unrealized losses of $7 million and $9 million, respectively were recognized in other income, net (three and nine months ended September 30, 2020 - unrealized gains of $5 million and $7 million, respectively).

15	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
(cont'd)

Interest Rate Swaps
In July 2021, ITC entered into an interest rate swap at a notional value of US$45 million to manage the interest rate risk associated with the refinancing of long-term debt due in November 2022. The swap has a five-year term, includes a mandatory early termination provision, and will be terminated no later than the effective date of November 15, 2022. Fair value was measured using a discounted cash flow method based on LIBOR rates. Unrealized gains and losses associated with the changes in fair value are recognized in other comprehensive income, will be reclassified to earnings as a component of interest expense over the life of the debt, and were not material for the three and nine months ended September 30, 2021.

Other Investments
ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments include mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. During the three and nine months ended September 30, 2021, unrealized gains on these funds of $3 million and $9 million, respectively were recognized in other income, net (three and nine months ended September 30, 2020 - unrealized gains of $3 million and $1 million, respectively).

Recurring Fair Value Measures

The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at September 30, 2021
Assets
Energy contracts subject to regulatory deferral (2) (3)	1	172	—	173
Energy contracts not subject to regulatory deferral (2)	—	9	—	9
Foreign exchange contracts, total return and interest rate swaps (2)	14	1	—	15
Other investments (4)	134	—	—	134
	149	182	—	331
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(87)	—	(87)
Energy contracts not subject to regulatory deferral (5)	—	(30)	—	(30)
	—	(117)	—	(117)
As at December 31, 2020
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	38	—	38
Energy contracts not subject to regulatory deferral (2)	—	6	—	6
Foreign exchange contracts and total return swaps (2)	16	—	—	16
Other investments (5)	126	—	—	126
	142	44	—	186
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(94)	—	(94)
Energy contracts not subject to regulatory deferral (5)	—	(12)	—	(12)
	—	(106)	—	(106)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in other assets
(5)Included in accounts payable and other current liabilities or other liabilities

16	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross
	Amount	Counterparty	Cash
	Recognized	Netting of	Collateral
	on Balance	Energy	Received/
($ millions)	Sheet	Contracts	Posted	Net Amount
As at September 30, 2021
Derivative assets	182	52	6	124
Derivative liabilities	(117)	(52)	(11)	(54)

As at December 31, 2020
Derivative assets	44	26	10	8
Derivative liabilities	(106)	(26)	(9)	(71)

Volume of Derivative Activity

As at September 30, 2021, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	September 30,	December 31,
	2021	2020
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	540	522
Electricity power purchase contracts (GWh)	1,242	2,781
Gas swap contracts (PJ)	161	156
Gas supply contract premiums (PJ)	190	203
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	3,137	1,588
Gas swap contracts (PJ)	33	36
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts. As a result of the impact of the COVID-19 pandemic, certain of the Corporation's utilities temporarily suspended non-payment disconnects. While the Corporation has seen an increase in accounts receivable and, accordingly, its allowance for credit losses since the start of the pandemic in March 2020, there has been no material change in credit loss expense for the three and nine months ended September 30, 2021 (Note 5).

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

17	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $72 million as at September 30, 2021 (December 31, 2020 - $88 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Belize Electric Company Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at September 30, 2021, US$2.1 billion (December 31, 2020 - US$2.3 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.8 billion (December 31, 2020 - US$10.2 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at September 30, 2021, the carrying value of long-term debt, including current portion, was $25.2 billion (December 31, 2020 - $24.5 billion) compared to an estimated fair value of $28.3 billion (December 31, 2020 - $29.1 billion).

14. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2020 Annual Financial Statements.

Contingencies
In April 2013, FortisBC Holdings Inc. and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right-of-way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

18	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT